<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

<u>Silver Wheaton Corp.</u>
(Translation of registrant's name into English)

<u>Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

> 99.1 News Release dated August 2, 2007
> 99.2 Second Quarter Financial Statements
> 99.3 CEO Certification
> 99.4 CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Silver Wheaton Corp.</u>
(Registrant)

<u>Date: August 3, 2007</u>   By: <u>/s/ Peter Barnes</u>
                                                         Name

                                               Its: <u>President and Chief Executive Officer</u>
                                                         (Title)

Exhibit 99.1



FOR IMMEDIATE RELEASE   TSX: SLW
August 3, 2007   NYSE: SLW

SILVER WHEATON REPORTS Q2 EARNINGS OF US$23 MILLION AND OPERATING CASH FLOWS OF US$28 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce second quarter net earnings of US$22.9 million (US$0.10 per share) and operating cash flows of US$27.8 million (US$0.13 per share).

HIGHLIGHTS

– **Net earnings of US$22.9 million (US$0.10 per share) from the sale of 3.1 million ounces of silver, compared with US$25.2 million (US$0.12 per share) from the sale of 3.8 million ounces of silver in 2006.**

– **Operating cash flows of US$27.8 million (US$0.13 per share), compared with US$32.7 million (US$0.15 per share) in 2006.**

– **Cash and cash equivalents at June 30, 2007 of US$40.3 million (December 31, 2006 - US$60.0 million).**

– **On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of US$485 million. In addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.**

– **On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of US$57.5 million. In addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.**

– **In June 2007, Goldcorp released an updated statement of reserves and resources for the Peñasquito Project, increasing proven and probable silver reserves by 50% to 864 million ounces, while measured and indicated resources, exclusive of reserves, increased 67% to 413 million**

ounces. As a result of this, Silver Wheaton's attributable proven and probable silver reserves increased by 25% to 362 million ounces and attributable measured and indicated silver resources increased by 34% to 162 million ounces.

– **On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow US$200 million under a non revolving term loan (the "Term Loan") and up to US$300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of US$246 million.**

"This was a Company-transforming quarter for Silver Wheaton, with the announcements of the Peñasquito and Stratoni silver contracts," said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. "These acquisitions boosted our long-term cash flow per share by approximately 30% with no equity dilution, and give us one of the best growth profiles in the industry. Although our second quarter earnings were affected by a shortfall in production at the Luismin mines in Mexico, we are confident that this shortfall is only temporary, and by the end of the year, production will be back to normal levels. We continue to actively pursue further growth in order to maximize long-term shareholder value."

Conference Call

A conference call will be held Friday, August 3, 2007 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US   1-866-540-8136
Dial from outside Canada or the US   1-416-340-8010
Live webcast   www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US   1-800-408-3053
Dial from outside Canada or the US   1-7416-695-5800
Pass code   3228374#
Archived webcast   www.silverwheaton.com

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. The Company expects to have silver sales of approximately 13 million ounces for the year ended December 31, 2007 increasing to 23 million ounces by 2009 and 28 million ounces by 2012. Silver Wheaton is unhedged and well positioned for further growth.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

The attributable silver reserves and resources to Silver Wheaton from the Peñasquito Project are outlined in the following table:

Peñasquito Project Reserves and Resources [(1)]

Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
Reserves (Silver Wheaton's 25% portion)			
Proven	117.2	32.8	123.8
Probable	112.1	25.6	92.2
Proven + Probable	229.4	29.3	216.0
Resources (Silver Wheaton's 25% portion)			
Measured	26.8	21.2	18.2
Indicated	142.9	18.5	85.0
Measured + Indicated	169.6	18.9	103.3
Inferred	305.0	13.0	127.0

(1) Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton on a pro forma basis. The complete database of drillhole results at Peñasquito can be found on Goldcorp's website at www.goldcorp.com. Open pit limits were determined using a floating cone optimization routine, with cost parameters and metal recovery rates updated since the prior reserve announcement in June 2006. Metal prices utilized in the pit design were: US$525 per ounce of gold, US$10.00 per ounce of silver, US$0.40 per pound of lead and US$0.80 per pound of zinc.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does

not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com

SILVER | WHEATON

Q2 JUNE 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

This Management's Discussion and Analysis should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2006 audited consolidated financial statements, the related Management's Discussion and Analysis, and the Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management's Discussion and Analysis contains "forward looking" statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management's Discussion and Analysis has been prepared as of August 2, 2007.

HIGHLIGHTS

- Net earnings of $22.9 million ($0.10 per share) from the sale of 3.1 million ounces of silver, compared to $25.2 million ($0.12 per share) from the sale of 3.8 million ounces of silver in 2006.

- Operating cash flows of $27.8 million (2006 - $32.7 million).

- Cash and cash equivalents at June 30, 2007 of $40.3 million (December 31, 2006 - $60.0 million).

- On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

- On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

- In June 2007, Goldcorp released an updated statement of reserves and resources for the Peñasquito Project, increasing proven and probable silver reserves by 50% to 864 million ounces, while measured and indicated resources, exclusive of reserves, increased 67% to 413 million ounces. As a result of this, Silver Wheaton's attributable proven and probable silver reserves increased by 25% to 362 million ounces and attributable measured and indicated silver resources increased by 34% to 162 million ounces.

- On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the "Term Loan") and up to $300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

OVERVIEW

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a growth-oriented silver company, and is the largest public mining company with 100% of its revenue from silver production. The Company's goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into five long-term silver contracts with Goldcorp (Luismin mines in Mexico and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru) and Hellas Gold (Stratoni mine in Greece), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.

As a result, the primary drivers behind the Company's financial results are the volume of silver production at the various mines and the price of silver.

The Company expects, based upon its current contracts, to have silver sales of approximately 13 million ounces for the year ending December 31, 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.   Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

	2007			2006			2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver sales ($000's)	$ 41,464	$ 44,132	$ 43,651	$ 41,766	$ 47,413	$ 25,711	$ 17,474	$ 18,081
Ounces (000's)	3,053	3,343	3,534	3,520	3,805	2,672	2,176	2,535
Average realized silver price ($'s per ounce)	$ 13.58	$ 13.20	$ 12.35	$ 11.86	$ 12.46	$ 9.62	$ 8.03	$ 7.13
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90
Net earnings ($000's)	$ 22,855	$ 24,937	$ 23,762	$ 22,518	$ 25,159	$ 13,781	$ 7,009	$ 6,378
Earnings per share								
Basic	$ 0.10	$ 0.11	$ 0.11	$ 0.10	$ 0.12	$ 0.07	$ 0.04	$ 0.04
Diluted	$ 0.09	$ 0.10	$ 0.10	$ 0.09	$ 0.11	$ 0.07	$ 0.04	$ 0.04
Cash flow from operations ($000's)	$ 27,846	$ 29,899	$ 29,829	$ 28,262	$ 32,699	$ 13,932	$ 7,661	$ 7,889
Cash and cash equivalents ($000's)	$ 40,333	$ 68,790	$ 59,994	$ 61,950	$ 51,637	$ 8,368	$ 117,741	$ 26,608
Total assets ($000's)	$ 748,696	$ 700,893	$ 662,893	$ 638,123	$ 614,349	$ 578,150	$ 266,151	$ 173,871
Total liabilities ($000's)	$ 4,048	$ 2,787	$ 21,354	$ 21,202	$ 20,885	$ 181,317	$ 1,961	$ 426
Shareholders' equity ($000's)	$ 744,648	$ 698,106	$ 641,539	$ 616,921	$ 593,464	$ 96,833	$ 264,190	$ 173,445

1)   Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. The number of ounces of silver sold during the quarter was primarily impacted by a temporary reduction in the amount of silver mined at Luismin, which is expected to continue for the remainder of the year.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has five business segments, the silver produced by the Luismin, Zinkgruvan, Yauliyacu and Stratoni mines, and corporate operations. The acquisition of silver from the Yauliyacu and Stratoni mines began in May 2006 and June 2007, respectively.

	THREE MONTHS ENDED JUNE 30, 2007					
	LUISMIN	**ZINKGRUVAN**	**YAULIYACU**	**STRATONI**	**CORPORATE**	**TOTAL**
Silver sales ($000's)	$ 18,427	$ 7,749	$ 11,575	$ 3,713	$ -	$ 41,464
Ounces (000's)	1,394	539	844	276	-	3,053
Average realized silver price ($'s per ounce)	$ 13.22	$ 14.38	$ 13.71	$ 13.44	$ -	$ 13.58
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ -	$ 3.90
Net earnings (loss) ($000's)	$ 12,446	$ 4,771	$ 5,208	$ 1,536	$ (1,106)	$ 22,855
Cash flow from (used in) operations ($000's)	$ 12,667	$ 5,688	$ 8,283	$ 2,371	$ (1,163)	$ 27,846

1) Refer to discussion on Non-GAAP measures

	THREE MONTHS ENDED JUNE 30, 2006				
	LUISMIN	**ZINKGRUVAN**	**YAULIYACU**	**CORPORATE**	**TOTAL**
Silver sales ($000's)	$ 30,142	$ 5,929	$ 11,342	$ -	$ 47,413
Ounces (000's)	2,447	483	875	-	3,805
Average realized silver price ($'s per ounce)	$ 12.32	$ 12.28	$ 12.96	$ -	$ 12.46
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ -	$ 3.90
Net earnings (loss) ($000's)	$ 19,721	$ 3,238	$ 4,696	$ (2,496)	$ 25,159
Cash flow from (used in) operations ($000's)	$ 20,597	$ 5,334	$ 7,929	$ (1,161)	$ 32,699

1) Refer to discussion on Non-GAAP measures

										SIX MONTHS ENDED JUNE 30, 2007			
		LUISMIN		ZINKGRUVAN		YAULIYACU		STRATONI		CORPORATE			TOTAL
Silver sales ($000's)	$	44,236	$	14,645	$	23,002	$	3,713	$	-	$		85,596
Ounces (000's)		3,331		1,058		1,731		276		-			6,396
Average realized silver price ($'s per ounce)	$	13.28	$	13.84	$	13.29	$	13.44	$	-	$		13.38
Total cash cost ($'s per ounce)[1]	$	3.90	$	3.90	$	3.90	$	3.90	$	-	$		3.90
Net earnings (loss) ($000's)	$	29,941	$	8,799	$	9,943	$	1,536	$	(2,427)	$		47,792
Cash flow from (used in) operations ($000's)	$	31,461	$	10,460	$	16,251	$	2,371	$	(2,798)	$		57,745

1) Refer to discussion on Non-GAAP measures

								SIX MONTHS ENDED JUNE 30, 2006			
		LUISMIN		ZINKGRUVAN		YAULIYACU		CORPORATE			TOTAL
Silver sales ($000's)	$	51,246	$	10,536	$	11,342	$	-	$		73,124
Ounces (000's)		4,618		984		875		-			6,477
Average realized silver price ($'s per ounce)	$	11.10	$	10.71	$	12.96	$	-	$		11.29
Total cash cost ($'s per ounce)[1]	$	3.90	$	3.90	$	3.90	$	-	$		3.90
Net earnings (loss) ($000's)	$	31,636	$	5,052	$	4,696	$	(2,444)	$		38,940
Cash flow from (used in) operations ($000's)	$	33,233	$	6,188	$	7,929	$	(718)	$		46,632

1) Refer to discussion on Non-GAAP measures

LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. ("SW Caymans"), entered into a contract (amended on March 30, 2006) to purchase all of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including the consideration issued as part of the March 30, 2006 amendment, was $36.7 million in cash up-front, a $20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007). Silver Wheaton is not obligated to fund any capital expenditures at Luismin.

During the three months ended June 30, 2007, SW Caymans purchased 1.4 million ounces (2006 – 2.4 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.22 per ounce (2006 - $12.32 per ounce). During the six months ended June 30, 2007, SW Caymans purchased 3.3 million ounces (2006 – 4.6 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.28 per ounce (2006 - $11.10 per ounce). The Company's cash flows and net earnings under the Luismin silver purchase contract for the three months ended June 30, 2007 were $12.7 million (2006 -

$20.6 million) and $12.4 million (2006 - $19.7 million) respectively, and for the six months ended June 30, 2007 were $31.5 million (2006 - $33.2 million) and $29.9 million (2006 – $31.6 million) respectively.

As at December 31, 2006, the Luismin mines had proven and probable reserves, including Luismin's Los Filos development project, of 93.1 million ounces of silver, measured and indicated resources of 16.0 million ounces of silver and inferred resources of 198.5 million ounces of silver (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

The results of the Luismin mine operations for the three months ended June 30, 2007 are shown below:

	2007			2006			2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
• Ore milled (tonnes)	197,100	232,400	285,800	276,700	267,400	255,800	250,600	244,000
• Grade (grams/tonne)[1]								
- Gold	6.09	6.46	6.07	6.50	6.61	6.18	5.57	5.55
- Silver	286	326	296	316	358	348	298	332
• Recovery (%)								
- Gold	92%	95%	94%	94%	94%	94%	94%	94%
- Silver	90%	92%	90%	89%	89%	87%	88%	88%
• Production (ounces)								
- Gold	35,600	45,900	52,600	54,400	53,700	47,800	42,200	41,000
- Silver	1,341,300	1,898,300	2,118,200	2,233,200	2,388,400	2,192,000	1,855,700	2,005,700
• Sales (ounces)								
- Gold	34,543	46,500	52,200	53,400	54,900	46,500	42,200	39,100
- Silver	1,393,600	1,937,270	2,146,220	2,213,500	2,447,500	2,171,000	1,819,800	2,003,800

1) Grades exclude Nukay, a Luismin mine, which does not produce silver

During January 2007, Luismin sold the San Martin mine. Therefore, the results of the Luismin mine operations including the ore milled, grade, recovery and production figures, do not include the results of the San Martin mine after January 2007. In accordance with the Luismin silver contract, Luismin purchases all of the silver produced by the San Martin mine and continues to sell it to Silver Wheaton at $3.90 per ounce, subject to an inflationary adjustment commencing on October 15, 2007. Silver production at the San Dimas mine was 800,000 ounces less than expected during the second quarter. Ongoing underground development is expected to resolve this production shortfall by the end of 2007.

ZINKGRUVAN

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining's Zinkgruvan mining operations in Sweden ("Zinkgruvan") for the life of mine. During the three months ended June 30, 2007, SW Caymans purchased 0.5 million ounces (2006 – 0.5 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 0.6 million ounces (2006 – 0.5 million ounces) for an average price of $14.38 per ounce (2006 - $12.28 per ounce).   During the six months ended June 30, 2007, SW Caymans purchased 1.1 million ounces (2006 – 1.0 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold 1.1 million ounces (2006 – 1.0 million ounces) for an average price of $13.84 per ounce (2006 - $10.71 per ounce).   The Company's cash flows and net earnings under the Zinkgruvan silver purchase contract for the three months

ended June 30, 2007 were $5.7 million (2006 - $5.3 million) and $4.8 million (2006 - $3.2 million) respectively, and for the six months ended June 30, 2007 were $10.5 million (2006 - $6.2 million) and $8.8 million (2006 - $5.1 million) respectively.

As at December 31, 2006, Zinkgruvan had proven and probable silver reserves of 27.9 million ounces, measured and indicated silver resources of 6.7 million ounces and inferred silver resources of 26.1 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis). The Zinkgruvan mine is located in south-central Sweden and has been in production on a continuous basis since 1857. It remains one of the lowest cost zinc mines in the world.

Yauliyacu

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore's Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the three months ended June 30, 2007, SW Caymans purchased 0.8 million ounces (2006 - 0.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.71 per ounce (2006 - $12.96 per ounce). During the six months ended June 30, 2007, SW Caymans purchased 1.7 million ounces (2006 – 0.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.29 per ounce (2006 - $12.96 per ounce). The Company's cash flows and net earnings under the Yauliyacu silver purchase contract for the three months ended June 30, 2007 were $8.3 million (2006 - $7.9 million) and $5.2 million (2006 - $4.7 million) respectively, and for the six months ended June 30, 2007 were $16.3 million (2006 - $7.9 million) and $9.9 million (2006 - $4.7 million) respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2006, Yauliyacu had proven and probable silver reserves of 13.1 million ounces, measured and indicated silver resources of 36.5 million ounces and inferred silver resources of 69.2 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

Stratoni

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the quarter, the Company began purchasing silver under the Stratoni silver purchase contract and, as a result, during the three months ended June 30, 2007, SW Caymans purchased 0.3 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.44 per ounce. The Company's cash flows and net earnings under the Stratoni silver purchase contract for the three months ended June 30, 2007 were $2.4 million and $1.5 million respectively.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

As at June 30, 2007, Stratoni had proven and probable silver reserves of 12.1 million ounces, and inferred silver resources of 3.23 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

Peñasquito

On April 16, 2007, SW Caymans agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of

$485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

As at June 30, 2007, Peñasquito had proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management's Discussion and Analysis).

CORPORATE

(in thousands)	THREE MONTHS ended JUNE 30 2007		THREE MONTHS ended JUNE 30 2006		SIX MONTHS ENDED JUNE 30 2007		SIX MONTHS ENDED JUNE 30 2006	
General and administrative [1]	$	2,298	$	2,162	$	4,468	$	2,791
Interest expense		-		510		14		712
Debt financing costs		287		675		300		929
Project evaluation		57		75		171		108
Interest income		(422)		(520)		(1,314)		(1,660)
Foreign exchange loss (gain)		93		(406)		58		(436)
Loss on mark-to-market of warrants held		442		-		659		-
Future income tax benefit		(1,649)		-		(1,929)		-
Corporate net loss	$	1,106	$	2,496	$	2,427	$	2,444
1) Stock based compensation (a non cash item) included in general and administrative	$	613	$	963	$	1,099	$	1,074

General and administrative expenses totaled $2,298,000 (six months - $4,468,000) during the three months ended June 30, 2007 compared with $2,162,000 (six months – $2,791,000) during 2006.   This resulted primarily from increased insurance costs, exchange listing and investor relations costs, and salary and stock based compensation expenses incurred as a result of hiring additional employees. Stock based compensation expense during the three months ended June 30, 2007, a non cash item, included $0.6 million (six months - $1.0 million) of amortization of the fair value of share purchase options issued, compared with $1.0 million (six months - $1.1 million) during 2006, which was determined using the Black-Scholes option valuation method. During the quarter, the Company did not grant any share purchase options (2006 – 550,000).

The Company did not incur any interest expense during the quarter (six months – $14,000) compared to interest expense of $510,000 (six months - $712,000) during 2006.

Project evaluation expenses of $57,000 (six months - $171,000) were incurred in pursuing additional silver acquisition opportunities compared to $75,000 (six months - $108,000) in 2006.

Interest income during the quarter of $422,000 (six months - $1,314,000) was the result of interest earned on cash balances held in short-term money market instruments compared to $520,000 (six months - $1,660,000).

During the quarter, a foreign exchange loss of $93,000 (six months - $58,000) was realized as a result of the Company's future income tax liability being based in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company's functional currency) compared to a gain of $406,000 (six months - $436,000) in 2006. This loss has been partially offset by the Company holding a portion of its cash balances in Canadian dollars during the same period.

Effective January 1, 2007, the Company has adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement which classifies the warrants held by the Company for long term investment purposes as derivatives that are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded in the quarter from the mark-to-market of the warrants held was $442,000 (six months - $659,000).

During the three months ended June 30, 2007, the Company realized a future income tax benefit of $1,649,000 (six months – $1,929,000). This benefit resulted from a $1,535,000 (six months - $1,615,000) increase in the after tax value of the Company's realizable non-capital loss carryforwards in Canada as well as a $114,000 (six months - $314,000) reduction in the Company's future income tax liability relating to the loss on mark-to-market of warrants held.

NON-GAAP MEASURES – TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three and six months ended June 30, 2007 and 2006, the Company's total cash costs, which were equivalent to the Company's Cost of Sales in accordance with GAAP, were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Company had cash and cash equivalents of $40.3 million (December 31, 2006 – $60.0 million) and working capital of $40.4 million (December 31, 2006 - $40.0 million). During the quarter, the Company generated operating cash flows of $27.8 million (six months - $57.7 million), compared with $32.7 million (six months - $46.6 million) during 2006. In the opinion of management, these are sufficient to support the Company's normal operating requirements on an ongoing basis.

ACQUISITION OF SILVER CONTRACTS

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

On April 23, 2007, the Company entered into an agreement with Hellas Gold, a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the "Term Loan") and up to $300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company's leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company's leverage ratio. The Company has paid $2.2 million in underwriting fees relating to the credit agreement.

CONTRACTUAL OBLIGATIONS

Silver Contracts

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment beginning in the fourth quarter of 2007 for Luismin and Zinkgruvan and in 2010 for Stratoni. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

In addition, on April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July, 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront payment of $485 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due, subject to an inflationary adjustment commencing in 2011. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

Other Contractual Obligations

(in thousands)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases	$ 1,995	$ 17	$ 628	$ 449	$ 901
Other	846	-	634	212	-
Total Contractual Obligations	$ 2,841	$ 17	$ 1,262	$ 661	$ 901

SHARE CAPITAL

During the quarter, the Company received cash proceeds of $2.9 million (2006 - $2.6 million) from the exercise of 968,500 (2006 – 917,300) share purchase options at a weighted average exercise price of Cdn$3.25 (2006 - Cdn$3.27) per option. As of August 2, 2007, there were 222,339,405 outstanding common shares, 3,490,333 share purchase options and 165,310,189 share purchase warrants, which are convertible into 39,286,758 common shares.

RELATED PARTY TRANSACTIONS

At June 30, 2007, Goldcorp owned 49% of the Company's outstanding common shares. During the quarter, the Company purchased 1.4 million ounces (2006 – 2.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $5.4 million (2006 - $9.5 million). During the six months ended June 30, 2007, the Company purchased 3.3 million ounces (2006 – 4.6 million ounces) of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $13.0 million (2006 – $18.0 million).

During the six months ended June 30, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront payment of $485 million in cash, as described elsewhere in this Management's Discussion and Analysis. As part of this transaction, Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the quarter, total costs reimbursed to Goldcorp were $56,000 (six months – $108,000) compared to $73,000 (six months – $142,000) during 2006. This agreement allows for cancellation with 30 days notice at any time.

During the quarter, the Company entered into a 9 year lease agreement with Goldcorp for office space. The Company will begin making lease payments on December 1, 2007.

At June 30, 2007, the Company owed Goldcorp $562,000 (December 31, 2006, Goldcorp owed the Company – $18,000).

SUBSEQUENT EVENTS

Peñasquito

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

Bank Debt

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the "Term Loan") and up to $300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company's leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company's leverage ratio. The Company has paid $2.2 million in underwriting fees relating to the credit agreement.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Company's controls include policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company's internal control over financial reporting during the Company's quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of June 30, 2007.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $4.9 million to opening retained earnings to recognize the value of income tax losses not previously recognized, and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and a decrease in deferred debt financing costs.

The Company has added two new accounting policies in relation to these new standards, as described below.

INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

DEBT FINANCING COSTS

The Company expenses debt financing costs when they are incurred.

FINANCIAL INSTRUMENTS

During the quarter ended June 30, 2007, the Company has used a mixture of cash and short-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

OUTLOOK

The Company expects, based upon its current contracts, to have silver sales of approximately 13 million ounces for the year ending December 31, 2007, increasing to 23 million ounces in 2009 and 28 million ounces by 2012.

The Company is unhedged and actively pursuing further growth opportunities.

RESERVES AND RESOURCES [1]

PROVEN AND PROBABLE RESERVES [1,4,5,6,7]

Silver	PROVEN Tonnes Mt	Grade g Ag/t	Contained M oz	PROBABLE Tonnes Mt	Grade g Ag/t	Contained M oz	PROVEN & PROBABLE Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin									
San Dimas	1.57	410	20.7	2.75	375	33.2	4.31	388	53.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Los Filos	25.16	3	2.3	177.48	6	35.6	202.65	6	37.9
Zinkgruvan	6.64	113	24.1	2.01	59	3.8	8.65	100	27.9
Yauliyacu	1.21	111	4.3	1.95	141	8.8	3.16	129	13.1
Peñasquito (25%)									
Mill	106.72	34	116.8	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.92	172	10.6	0.26	172	1.4	2.18	172	12.1
Total			**186.1**			**176.1**			**362.2**

MEASURED & INDICATED RESOURCES [1,2,3,4,5,6,7]

Silver	MEASURED Tonnes Mt	Grade g Ag/t	Contained M oz	INDICATED Tonnes Mt	Grade g Ag/t	Contained M oz	MEASURED & INDICATED Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin									
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7
Los Filos	10.19	4	1.3	79.61	5	13.0	89.80	5	14.3
Zinkgruvan (Zn)	0.54	24	0.4	1.25	85	3.4	1.79	67	3.8
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9	2.80	32	2.9
Yauliyacu	0.25	327	2.6	3.47	303	33.8	3.72	305	36.5
Peñasquito (25%)									
Mill	24.78	22	17.8	134.19	19	83.1	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Total			**22.7**			**139.7**			**162.5**

INFERRED RESOURCES [1,2,3,4,5,6,7]

Silver	INFERRED Tonnes Mt	Grade g Ag/t	Contained M oz
Luismin			
San Dimas	17.27	321	178.1
San Martin	1.79	139	8.0
Los Filos	71.49	5	12.4
Zinkgruvan (Zn)	7.79	101	25.3
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	8.38	257	69.2
Peñasquito (25%)			
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.56	181	3.2
Total			**424.2**

NOTES:

1. Mineral Reserves and Mineral Resources for San Dimas, Los Filos, San Martin, Zinkgruvan, Yauliyacu, and Stratoni have been calculated as of December 31, 2006 and Peñasquito as of June 25, 2007 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
2. All Mineral Resources are exclusive of Mineral Reserves.
3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4. The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
    a. San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
    b. Los Filos – Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
    c. Zinkgruvan – Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.
    d. Yauliyacu – Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.
    e. Peñasquito – Bob Bryson, P. Eng, Vice President, Engineering at Goldcorp Inc.
    f. Stratoni – Patrick Forward, General Manager, Exploration at European Goldfields.
5. Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
    a. San Dimas and San Martin Reserves – US$7.00 per silver ounce
    b. San Dimas and San Martin Resources – US$7.00 per silver ounce
    c. Zinkgruvan Reserves and Resources – US$5.75 per silver ounce
    d. Yauliyacu Reserves and Resources – US$10.00 per silver ounce
    e. Peñasquito Reserves – US$10.00 per silver ounce
    f. Peñasquito Resources – US$13.00 per silver ounce
    g. Stratoni Reserves – US$10.00 per silver ounce
6. Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.
7. Peñasquito reserves and resources represent the 25% attributable to Silver Wheaton.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2006 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2007 available at www.sedar.com, for further information on mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are

recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. **United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.**

(US dollars and shares in thousands, except per share amounts – unaudited)	Note	Three Months Ended June 30 2007	June 30 2006	Six Months Ended June 30 2007	June 30 2006
Silver sales		$ 41,464	$ 47,413	$ 85,596	$ 73,124
Cost of sales		11,906	14,841	24,945	25,263
Depreciation and amortization		5,597	4,917	10,432	6,477
		17,503	19,758	35,377	31,740
Earnings from operations		23,961	27,655	50,219	41,384
Expenses and other income					
General and administrative [1]		2,298	2,162	4,468	2,791
Interest expense		-	510	14	712
Debt financing costs	6	287	675	300	929
Project evaluation		57	75	171	108
Interest income		(422)	(520)	(1,314)	(1,660)
Foreign exchange loss (gain)		93	(406)	58	(436)
Loss on mark-to-market of warrants held	3	442	-	659	-
		2,755	2,496	4,356	2,444
Earnings before tax		21,206	25,159	45,863	38,940
Future income tax benefit		1,649	-	1,929	-
Net earnings		$ 22,855	$ 25,159	$ 47,792	$ 38,940
1) Stock based compensation (a non cash item) included in General and administrative		$ 613	$ 963	$ 1,099	$ 1,074
Basic earnings per share		$ 0.10	$ 0.12	$ 0.22	$ 0.19
Diluted earnings per share		$ 0.09	$ 0.11	$ 0.20	$ 0.18
Weighted average number of shares outstanding					
- basic		221,640	216,815	221,249	200,525
- diluted		245,534	238,569	244,901	221,226

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

(US dollars and shares in thousands - unaudited)	NOTE	JUNE 30 2007	DECEMBER 31 2006
Assets			
Current			
Cash and cash equivalents		$ 40,333	$ 59,994
Accounts receivable		1,318	1,220
Other		617	133
		42,268	61,347
Long-term investments	3	122,924	65,992
Deferred project evaluation costs		790	-
Silver contracts	4	581,975	534,683
Deferred debt financing costs	2	-	174
Other		739	697
		$ 748,696	$ 662,893
Liabilities			
Current			
Accounts payable		$ 797	$ 396
Accrued liabilities		1,029	958
Promissory note	5	-	20,000
		1,826	21,354
Future income taxes	3	2,222	-
		4,048	21,354
Shareholders' Equity			
Share purchase options	7(c)	4,403	4,680
Restricted share units	7(d)	175	111
Warrants	7(b)	38,782	38,824
Share capital			
Common shares			
Authorized: unlimited shares, no par value;			
Issued and outstanding: 222,249 (December 31, 2006: 220,562)	7(a)	492,527	486,071
Retained earnings		164,588	111,853
Accumulated other comprehensive income	2	44,173	-
		208,761	111,853
		744,648	641,539
		$ 748,696	$ 662,893
Commitments	11		
Subsequent events	12		

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

(US dollars in thousands - unaudited)	Note	Three Months Ended June 30 2007	June 30 2006	Six Months Ended June 30 2007	June 30 2006
Operating Activities					
Net earnings		$ 22,855	$ 25,159	$ 47,792	$ 38,940
Items not affecting cash					
Depreciation and amortization		5,597	4,917	10,432	6,477
Debt financing costs		-	675	-	929
Future income taxes		(1,649)	-	(1,929)	-
Stock based compensation		613	963	1,099	1,074
Loss on mark-to-market of warrants held		442	-	659	-
Other		66	(329)	41	(241)
Change in non-cash working capital	8	(78)	1,314	(349)	(547)
Cash generated by operating activities		27,846	32,699	57,745	46,632
Financing Activities					
Bank debt drawn down		-	-	-	125,000
Bank debt repaid		-	(120,000)	-	(125,000)
Promissory note repaid	5	-	-	(20,000)	-
Debt financing costs		-	(161)	-	(1,124)
Shares issued		-	175,150	-	175,150
Share issue costs		-	(7,468)	-	(7,788)
Warrants exercised		2	199	273	280
Share purchase options exercised		2,901	2,583	4,829	5,912
Cash generated by (applied to) financing activities		2,903	50,303	(14,898)	172,430
Investing Activities					
Purchase of long-term investments		(1,292)	-	(4,429)	-
Deferred project evaluation		(352)	-	(542)	-
Silver contracts	4	(57,724)	(40,045)	(57,724)	(285,408)
Cash applied to investing activities		(59,368)	(40,045)	(62,695)	(285,408)
Effect of exchange rate changes on cash and cash equivalents		162	312	187	242
(Decrease) increase in cash and cash equivalents		(28,457)	43,269	(19,661)	(66,104)
Cash and cash equivalents, beginning of period		68,790	8,368	59,994	117,741
Cash and cash equivalents, end of period		$ 40,333	$ 51,637	$ 40,333	$ 51,637

At June 30, 2007, the Company's cash and cash equivalents consisted of $6.9 million in cash (December 31, 2006 - $8.0 million) and $33.4 million in cash equivalents (December 31, 2006 - $52.0 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days. During the quarter, the Company paid $nil in interest (six months – $14,000 in interest) compared to $510,000 (six months - $712,000) of interest paid in 2006. In addition, the Company paid no income taxes for the three and six months ended June 30, 2007 and 2006.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

(US dollars and shares in thousands - unaudited)	COMMON SHARES	SHARE PURCHASE OPTIONS	RESTRICTED SHARE UNITS	WARRANTS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
At December 31, 2005	$ 193,711	$ 4,953	$ 26	$ 38,867	$ 26,633	$ -	$ 264,190
Fair value of stock based compensation	-	1,657	111	-	-	-	1,768
Share purchase options exercised	8,948	(1,930)	-	-	-	-	7,018
Restricted share units exercised	26	-	(26)	-	-	-	-
Warrants exercised	323	-	-	(43)	-	-	280
Shares issued	290,712	-	-	-	-	-	290,712
Share issue costs	(7,649)	-	-	-	-	-	(7,649)
Net earnings	-	-	-	-	85,220	-	85,220
At December 31, 2006	486,071	4,680	111	38,824	111,853	-	641,539
Change in accounting policy (Note 2)	-	-	-	-	4,943	31,063	36,006
At January 1, 2007 as adjusted	486,071	4,680	111	38,824	116,796	31,063	677,545
Fair value of stock based compensation	-	1,010	89	-	-	-	1,099
Share purchase options exercised	6,116	(1,287)	-	-	-	-	4,829
Restricted share units exercised	25	-	(25)	-	-	-	-
Warrants exercised	315	-	-	(42)	-	-	273
Net earnings	-	-	-	-	47,792	-	47,792
Other comprehensive income	-	-	-	-	-	13,110	13,110
At June 30, 2007	$ 492,527	$ 4,403	$ 175	$ 38,782	$ 164,588	$ 44,173	$ 744,648

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands - unaudited)	THREE MONTHS ENDED JUNE 30, 2007	SIX MONTHS ENDED JUNE 30, 2007
Net earnings	$ 22,855	$ 47,792
Other comprehensive income		
Gain on available-for-sale securities, net of tax of $2,174 (six months - $571) (Note 3)	20,171	13,110
Comprehensive income	$ 43,026	$ 60,902

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2007 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

DEBT FINANCING COSTS

The Company expenses debt financing costs when they are incurred.

2. CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income ("OCI"). As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing fees that were capitalized and amortized under the Company's previous accounting policy.

Three and Six Months Ended June 30, 2007 (US Dollars - unaudited)

3. LONG-TERM INVESTMENTS

(in thousands)		JUNE 30, 2007 FAIR VALUE		DECEMBER 31, 2006 FAIR VALUE
Available-for-sale	$	120,962	$	102,288
Warrants		1,962		3,210
Transitional adjustment on available-for-sale		-		(37,652)
Transitional adjustment on warrants		-		(1,854)
	$	122,924	$	65,992

AVAILABLE-FOR-SALE

| | | | JUNE 30, 2007 | | | DECEMBER 31, 2006 | | |
| | | | MARK-TO-MARKET GAINS (LOSSES) IN OCI | | | | | |
(in thousands)		FAIR VALUE	THREE MONTHS ENDED JUNE 30, 2007	SIX MONTHS ENDED JUNE 30, 2007		FAIR VALUE	BOOK VALUE	TRANSITIONAL ADJUSTMENT
Bear Creek	$	63,145	$ 15,586	$ (89)	$	61,264	$ 32,136	$ 29,128
Revett		13,857	1,720	255		13,602	10,849	2,753
Sabina		19,511	231	4,852		14,659	10,317	4,342
Other		24,449	4,808	8,663		12,763	11,334	1,429
	$	120,962	$ 22,345	$ 13,681	$	102,288	$ 64,636	$ 37,652
Future tax expense in OCI			(2,174)	(571)				(6,589)
Net gain			$ 20,171	$ 13,110				$ 31,063

WARRANTS

| | | | JUNE 30, 2007 | | | DECEMBER 31, 2006 | | |
| | | | MARK-TO-MARKET GAINS (LOSSES) INCLUDED IN EARNINGS | | | | | |
(in thousands)		FAIR VALUE	THREE MONTHS ENDED JUNE 30, 2007	SIX MONTHS ENDED JUNE 30, 2007		FAIR VALUE	BOOK VALUE	TRANSITIONAL ADJUSTMENT
Bear Creek [1]	$	-	$ -	$ (183)	$	1,170	$ 47	$ 1,123
Revett		364	65	(179)		542	423	119
Sabina		1,401	(422)	(97)		1,498	886	612
Other		197	(85)	(200)		-	-	-
	$	1,962	$ (442)	$ (659)	$	3,210	$ 1,356	$ 1,854

1) The Bear Creek warrants were exercised on January 11, 2007

The Company has recognized a future income tax liability of $2.2 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The estimate is based on the assumption that if the securities were sold at their June 30, 2007 fair market value the capital gains would be taxed at the appropriate Canadian tax rate. This estimate is offset by non-capital losses carried forward that would reduce the tax liability upon sale of the securities.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

4. SILVER CONTRACTS

| (in thousands) | | JUNE 30, 2007 | | | DECEMBER 31, 2006 | |
	COST	ACCUMULATED DEPRECIATION	NET	COST	ACCUMULATED DEPRECIATION	NET
Luismin	$ 194,807	$ (7,965)	$ 186,842	$ 194,807	$ (6,660)	$ 188,147
Zinkgruvan	77,919	(7,822)	70,097	77,919	(6,102)	71,817
Yauliyacu	285,292	(16,881)	268,411	285,292	(10,573)	274,719
Stratoni	57,724	(1,099)	56,625	-	-	-
	$ 615,742	$ (33,767)	$ 581,975	$ 558,018	$ (23,335)	$ 534,683

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a 65% owned subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold's Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

The allocation of the purchase price is summarized in the table below:

(in thousands)	
Purchase Price	
Cash	$ 57,500
Acquisition costs	224
	$ 57,724

PEÑASQUITO

On April 16, 2007, SW Caymans agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum

production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

5.   PROMISSORY NOTE

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract, the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. The promissory note was repaid in full during March 2007.

6.   BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the "Term Loan") and up to $300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company's leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company's leverage ratio. The Company has paid $2.2 million in underwriting fees relating to the credit agreement, of which $287,000 was paid and expensed prior to June 30, 2007.

7.   SHAREHOLDERS' EQUITY

(A)   SHARES ISSUED

A summary of the Company's issued and outstanding shares at June 30, 2007 and December 31, 2006 and the changes for the periods ending on those dates is presented below:

	NUMBER OF SHARES	PRICE (CDN$)
At December 31, 2005	183,375,000	
Shares issued to Goldcorp in connection with Luismin Transaction	18,000,000	$ 7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	-
At December 31, 2006	220,562,111	
Options exercised	1,652,333	3.26
Warrants exercised	32,461	9.86
Restricted share units exercised	2,500	-
	222,249,405	

(B)   WARRANTS

The following table summarizes information about the warrants outstanding at June 30, 2007:

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued upon Exercise of Warrants	Effective Price Per Share (Cdn$)	Expiry Date
Share purchase warrants	117,258,000	$ 0.80	0.20	23,451,600	$ 4.00	Aug 5, 2009
Series "A" warrants	40,271,289	1.10	0.20	8,054,258	5.50	Nov 30, 2009
Series "B" warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
	165,310,189			39,286,758	$ 5.50	

(C)   SHARE PURCHASE OPTIONS

No share purchase options were issued during the quarter (six months – 740,000). At June 30, 2007 there were 3,580,333 share purchase options outstanding with a weighted average exercise price of Cdn$6.94 per option.

(D)   RESTRICTED SHARE UNITS

No restricted share units were issued during the quarter (six months – 20,000). At June 30, 2007 there were 44,061 restricted share units outstanding.

8.   SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Six Months Ended	
		June 30	June 30	June 30	June 30
(in thousands)	Note	2007	2006	2007	2006
Change in non-cash working capital					
Accounts receivable		$ (491)	$ 1,263	$ (98)	$ 737
Silver inventory		268	272	-	383
Accounts payable		307	(422)	426	(1,242)
Accrued liabilities		(27)	134	(177)	302
Other		(135)	67	(500)	(727)
		$ (78)	$ 1,314	$ (349)	$ (547)
Non-cash investing activities, in connection with the acquisition of silver contracts					
Shares issued to Goldcorp		$ -	$ -	$ -	$ 115,560
Promissory note issued to Goldcorp	5	$ -	$ -	$ -	$ 20,000

9.   RELATED PARTY TRANSACTIONS

At June 30, 2007, Goldcorp owned 49% of the Company's outstanding common shares. During the three months ended June 30, 2007, the Company purchased 1.4 million ounces (2006 – 2.4 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $5.4 million (2006 - $9.5 million). During the six months ended June 30, 2007, the Company purchased 3.3 million ounces (2006 – 4.6 million ounces) of silver from a subsidiary at a price of $3.90 per ounce for total consideration of approximately $13.0 million (2006 - $18.0 million).

During the three months ended June 30, 2007, Silver Wheaton repaid a $20 million promissory note due to Goldcorp (Note 5).

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction Silver Wheaton made an upfront payment of $485 million in cash, as described in Note 4. As part of this transaction, Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the quarter, total costs reimbursed to Goldcorp were $56,000 (six months - $108,000) compared to $73,000 (six months - $142,000) during the same period in 2006. This agreement allows for cancellation with 30 days notice at any time.

During the quarter, the Company entered into a 9 year lease agreement with Goldcorp for office space. The Company will begin making lease payments on December 1, 2007.

At June 30, 2007, the Company owed Goldcorp $562,000 (December 31, 2006, Goldcorp owed the Company – $18,000).

10.   SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below. This information has been segmented on a silver contract basis.

(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYACU	STRATONI	CORPORATE	CONSOLIDATED
THREE MONTHS ENDED JUNE 30, 2007						
STATEMENTS OF OPERATIONS						
Silver sales	$ 18,427	$ 7,749	$ 11,575	$ 3,713	$ -	$ 41,464
Cost of sales	5,435	2,102	3,291	1,078	-	11,906
Depreciation	546	876	3,076	1,099	-	5,597
Earnings from operations	12,446	4,771	5,208	1,536	-	23,961
Expenses and other income	-	-	-	-	(1,106)	(1,106)
Net earnings (loss)	$ 12,446	$ 4,771	$ 5,208	$ 1,536	$ (1,106)	$ 22,855
CASH FLOW FROM (USED IN) OPERATIONS	$ 12,667	$ 5,688	$ 8,283	$ 2,371	$ (1,163)	$ 27,846
TOTAL ASSETS	$ 187,314	$ 70,454	$ 268,412	$ 56,996	$ 165,520	$ 748,696

(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYACU	CORPORATE	CONSOLIDATED
THREE MONTHS ENDED JUNE 30, 2006					
STATEMENTS OF OPERATIONS					
Silver sales	$ 30,142	$ 5,929	$ 11,342	$ -	$ 47,413
Cost of sales	9,545	1,883	3,413	-	14,841
Depreciation	876	808	3,233	-	4,917
Earnings from operations	19,721	3,238	4,696	-	27,655
Expenses and other income	-	-	-	(2,496)	(2,496)
Net earnings (loss)	$ 19,721	$ 3,238	$ 4,696	$ (2,496)	$ 25,159
CASH FLOW FROM (USED IN)					
OPERATIONS	$ 20,597	$ 5,334	$ 7,929	$ (1,161)	$ 32,699
TOTAL ASSETS	$ 189,692	$ 74,252	$ 282,060	$ 68,345	$ 614,349

(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYACU	STRATONI	CORPORATE	CONSOLIDATED
SIX MONTHS ENDED JUNE 30, 2007						
STATEMENTS OF OPERATIONS						
Silver sales	$ 44,236	$ 14,645	$ 23,002	$ 3,713	$ -	$ 85,596
Cost of sales	12,990	4,126	6,751	1,078	-	24,945
Depreciation	1,305	1,720	6,308	1,099	-	10,432
Earnings from operations	29,941	8,799	9,943	1,536	-	50,219
Expenses and other income	-	-	-	-	(2,427)	(2,427)
Net earnings (loss)	$ 29,941	$ 8,799	$ 9,943	$ 1,536	$ (2,427)	$ 47,792
CASH FLOW FROM (USED IN)						
OPERATIONS	$ 31,461	$ 10,460	$ 16,251	$ 2,371	$ (2,798)	$ 57,745

| | SIX MONTHS ENDED JUNE 30, 2006 | | | | |
(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYACU	CORPORATE	CONSOLIDATED
STATEMENTS OF OPERATIONS					
Silver sales	$ 51,246	$ 10,536	$ 11,342	$ -	$ 73,124
Cost of sales	18,013	3,837	3,413	-	25,263
Depreciation	1,597	1,647	3,233	-	6,477
Earnings from operations	31,636	5,052	4,696	-	41,384
Expenses and other income	-	-	-	(2,444)	(2,444)
Net earnings	$ 31,636	$ 5,052	$ 4,696	$ (2,444)	$ 38,940
CASH FLOW FROM (USED IN) OPERATIONS	$ 33,233	$ 6,188	$ 7,929	$ (718)	$ 46,632

11.   COMMITMENTS

The Company is committed to an annual operating lease for the Company's office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)	
2007	$ 17
2008	414
2009	423
2010	425
2011	436
Thereafter	1,126
	$ 2,841

12.   SUBSEQUENT EVENTS

Peñasquito

On April 16, 2007, the Company agreed to acquire 25% of the silver produced from Goldcorp's Peñasquito project located in Mexico for the life of mine. On July 24, 2007, upon closing of the transaction, Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton has retained a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009.

Bank Debt

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the "Term Loan") and up to $300 million under a revolving term loan (the "Revolving Loan"). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company's leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company's leverage ratio. The Company has paid $2.2 million in underwriting fees relating to the credit agreement.

CANADA – HEAD OFFICE

SILVER WHEATON CORP.

Park Place, Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

T 604 684 9648

F 604 684 3123

www.silverwheaton.com

CAYMAN ISLANDS OFFICE

SILVER WHEATON (CAYMANS) LTD.

PO Box 1791GT, 1st Floor, Cayman Corporate Centre

49 Hospital Road

Grand Cayman, Cayman Islands

T 345 946 7603

F 345 946 7604

STOCK EXCHANGE LISTING

Toronto Stock Exchange: SLW

New York Stock Exchange: SLW

DIRECTORS

Peter Barnes

Lawrence Bell

John Brough

Peter Gillin

Douglas Holtby

Eduardo Luna, Chairman

Wade Nesmith

OFFICERS

Peter Barnes

President and Chief Executive Officer

Randy Smallwood

Executive Vice President, Corporate Development

Nolan Watson

Chief Financial Officer

TRANSFER AGENT

CIBC MELLON TRUST COMPANY

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States: 800 387 0825

Outside of Canada and the United States: 416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

David Awram

Director, Investor Relations

Toll-free: 800 380 8687

Email: info@silverwheaton.com

Form 52-109F2
Certification of Interim Filings

I, Peter Barnes, Chief Executive Officer of **Silver Wheaton Corp.**, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silver Wheaton Corp. (the issuer), for the interim period ending June 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

/s/ Peter Barnes
Peter Barnes
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Nolan Watson, Chief Financial Officer of **Silver Wheaton Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Silver Wheaton Corp. (the issuer), for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

/s/ Nolan Watson
Nolan Watson
Chief Financial Officer